U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                                             Commission File Number: 0-7704
                                                                    -------

                        NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  June 30, 2002
                   -------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                   PART I
                           REGISTRANT INFORMATION

                                   Refac
                          Full Name of Registrant

                  Refac Technology Development Corporation
                  ----------------------------------------
                         Former name if applicable
                           The Hudson River Pier
                              115 River Road,
         Address of principal executive office (Street and number)


                        Edgewater, New Jersey, 07020
                          City, State and Zip Code


                                  PART II
                           RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]   (b)   The subject annual report, semi-annual report, transition
               report on Form 10-K or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Company has recently determined, after discussing its recent activity in connection with its efforts to reposition itself for sale or liquidation with its independent auditors, Grant Thornton LLP, that the Company has met the requirement that its "assets held for sale" are considered under FASB 144 "components of an entity" that will be eliminated from its ongoing operations, and the Company will not have any significant continuing involvement in the operation of these components. Accordingly, the Company is required to change the presentation of its financial statements for the quarter ending June 30, 2002 to reflect certain business segment operations as discontinued operations. The Company is unable to revise its financial statements in this manner by the due date without unreasonable effort and expense.


                                  PART IV
                             OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Raymond A. Cardonne, Vice President,          201                943-4400
Secretary and Chief Financial Officer

(Name)                                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If the answer is no, identify report(s).        [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                             [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


EXPLANATION OF THE ANTICIPATED CHANGE IN RESULTS

There will be a significant change in the Company's results of operations between the periods ended June 30, 2001 and June 30, 2002 due to the discontinued operations presentation, the FAS 142 cumulative effect of change in accounting principle concerning transitional impairment of goodwill, as well as the impairment of the remaining goodwill and assets under FAS 142 and
144. Also, the continuing operations were impacted as a result of the sale of the KeyCorp stock in 2001, but not in 2002.

Pursuant to SFAS 142, the Company engaged an independent valuation consultant to perform a transitional fair value based impairment test and recorded in the six months ended June 30, 2002 an impairment loss, measured as of January 1, 2002, of $2,083,000, net of expected tax benefit, as a cumulative effect of change in accounting principle. Pursuant to SFAS 142, the Company evaluated the impairment of the remaining goodwill and recorded an additional impairment loss of $1,889,000, net of expected tax benefit, in the June 30, 2002 quarter which is reflected in the results of the discontinued operations.

The Company's planned liquidation of its licensing-related securities (KeyCorp) was completed during the quarter ended June 30, 2001 and such gains and dividends accounted for revenues of $588,000 and $1,828,000, for the three and six months ended June 30, 2001, respectively. As this completed the liquidation of the KeyCorp stock, there is no income for the comparable periods in 2002.


                                   Refac

       Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     August 15, 2002              By /s/ Raymond A. Cardonne
     ------------------------            -----------------------
                                         Vice President, Secretary and
                                         Chief Financial Officer